Form 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)
Electronics City, Hosur Road, Bangalore – 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

COMPLETION OF ACQUISITION OF LODESTONE HOLDING AG
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

COMPLETION OF ACQUISITION OF LODESTONE HOLDING AG

Infosys Limited (“Infosys” or the “Company”), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On October 22, 2012, Infosys announced that it had completed the acquisition of Lodestone Holding AG (“Lodestone”), a leading management consultancy based in Switzerland, pursuant to the terms of an agreement (“Share Purchase Agreement”) by and between Infosys, Lodestone, and Ronald Hafner, Micheal Stein, Peter Odman and Jurgen Bauer and the further shareholders of Lodestone Holding AG (collectively, the “Sellers”) the execution of which was previously announced. The acquisition of 100% of the share capital of Lodestone from the Sellers was completed upon payment of the upfront purchase consideration, based on the enterprise value of CHF 330 million, to the Sellers.

The press release announcing the completion of the acquisition of Lodestone is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ S. D. Shibulal

Date: October 23, 2012	S. D. Shibulal Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release, dated October 22, 2012, entitled “Infosys Completes Acquisition of Lodestone Holding AG”